EXHIBIT 9

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 8/13/25 to 9/5/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/13/2025	Buy	1,836	35.11
8/14/2025	Buy	8,310	33.89
8/15/2025	Buy	10,000	34.53
8/18/2025	Buy	1,600	34.46
8/19/2025	Buy	9,943	33.99
8/21/2025	Buy	610	35.05
8/22/2025	Buy	4,620	35.97
8/25/2025	Buy	7,520	36.51
8/27/2025	Buy	7,510	37.04
8/28/2025	Buy	8,243	36.77
8/29/2025	Buy	1,100	37.41
9/2/2025	Buy	70,108	38.64
9/3/2025	Buy	30,460	38.88
9/4/2025	Buy	24,150	38.52
9/5/2025	Buy	9,309	39.20